Exhibit 99.1

Press Release October 19, 2023

Dr. Walid Abbas Zaher Honored as a Top Healthcare Leader

by Forbes Middle East

South Perth Australia October 19, 2023 – Advanced Health Intelligence Ltd (ASX: AHI) (NASDAQ: AHI) (the “Company”) proudly celebrates the significant recognition of AHI partner Dr. Walid Abbas Zaher by Forbes Middle East whereby Dr. Zaher has been distinguished as one of the Top Healthcare Leaders for 2023.

This prestigious accolade acknowledges Dr. Zaher's unparalleled commitment, extensive contributions, and pioneering work in healthcare and clinical research. His relentless dedication to innovation and progress will not only benefit AHI and its partners but will also make an indelible progression for healthcare across the region.

Dr. Zaher’s outstanding achievements stem from his leadership at Carexso and IntelliGen, where he and his team continually push the boundaries of what's possible in the realm of value-based healthcare and clinical research. The acknowledgment from Forbes Middle East serves as an affirmation of the groundbreaking work carried out by Dr. Zaher and his team. Their combined efforts are instrumental in ushering in a new era of healthcare solutions, setting new standards of excellence, and paving the way for a healthier future. AHI is proud to have Dr. Zaher and his team forge the way for AHI and its technology across the Middle East.

Advanced Health Intelligence Ltd has entered into a collaboration agreement with IntelliGen FZ-LLC, led by Dr. Zaher, a renowned expert with a significant background in healthcare. This partnership aims to deploy AHI's innovative technology to address healthcare challenges, particularly related to chronic diseases in the region, including countries like Saudi Arabia. Dr. Zaher's extensive experience, including roles as the Director of College of Medicine Research Centers, Assistant Professorship in Regenerative medicine and Stem cells, consulting on the Saudi 2020 National Biotechnology and Infectious Disease plan, and contributions to clinical trials and COVID-19 vaccine research in the UAE, makes him a key figure in this collaborative effort.

Through this collaboration, both entities strive to combine AHI's globally unique technology with IntelliGen's profound understanding of the region's healthcare needs. The goal is to shift the prevailing healthcare paradigm from a reactive model, which primarily addresses issues once they manifest, to a proactive approach. This proactive model emphasises early identification and timely intervention, particularly for chronic diseases that have been steadily on the rise in the Middle East.

Furthermore, IntelliGen, under the leadership of Dr. Zaher, is also closely involved in the development and execution of various strategies for Saudi's 2030 vision. With this vision in mind, the collaboration between AHI and IntelliGen aims not only to introduce digitised healthcare but also to ensure early intervention in the Middle East. The joint expertise and commitment to innovation are anticipated to substantially contribute to the Saudi 2030 Digital Health Initiative and the overarching goal of enhancing health standards in the Middle East.

Advanced Health Intelligence extends its heartfelt congratulations to Dr. Walid Abbas Zaher on this remarkable achievement. As we witness his unwavering dedication and relentless pursuit of excellence, we are inspired and motivated to join hands and work collaboratively towards a transformative healthcare future.

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

Press Release October 19, 2023

About Dr. Walid Abbas Zaher:

Dr. Walid Zaher, Co-Founder & Chief Executive Officer of IntelliGen FZ-LLC, stands at the intersection of clinical excellence, advanced education, and pioneering research leadership. His vision for IntelliGen is grand, seeing the Middle East and Africa as indispensable in the global need for early intervention and research frameworks. Committed to fostering diversity and inclusivity in healthcare, Dr. Zaher continually drives health innovation, making him an exemplar of forward-thinking leadership.

In the UAE, Dr. Zaher has been instrumental in spearheading innovative research initiatives, showcasing resilience, and making significant contributions. His notable career includes roles as a Chief Research Officer and CEO. During the COVID-19 pandemic, he founded the UAE's pioneering Contract Research Organization, building on the success of the 4Humanity Clinical Trial. Additionally, he played vital roles in Riyadh and provided consultation on national biotechnology and infectious disease plans.

Dr. Zaher's academic journey is equally impressive, with degrees including a Bachelor of Medicine and Surgery from Saudi Arabia, a Master's degree in Medical Education, Anatomy, Embryology, and Bioscience Technology, and a Ph.D. in Regenerative Medicine from Denmark. His pursuit of excellence also took him to Harvard-MGH, Boston, for specialised training in laser-medicine applications.

About IntelliGen FZ-LLC:

IntelliGen, a pioneering digital healthcare company, is set to revolutionise healthcare delivery in the Middle East. The region currently faces a significant health challenge, with some of the highest rates of chronic diseases globally. Non-communicable diseases, including diabetes, heart disease, and obesity, account for 58% of deaths in the Eastern Mediterranean region. The prevalence of diabetes alone stands at around 12.2% among adults, one of the highest rates worldwide. IntelliGen is actively developing and licensing cutting-edge technologies specifically designed for deployment throughout the Middle East. This strategic initiative underscores our commitment to innovation and aligns with our mission to transform healthcare delivery in the region.

IntelliGen aims to address this escalating health crisis by shifting the focus from treatment to prevention and early intervention. Leveraging cutting-edge technologies, data generation, and advanced analytics, our technology identifies early markers of chronic diseases, enabling the introduction of proper care pathways before a health event occurs. This approach will improve patient outcomes and overall healthcare efficiency.

IntelliGen's mission aligns with the ambitious Saudi 2030 Digital Health Initiative, which seeks to integrate digital technologies into every aspect of healthcare delivery. The initiative focuses on enhancing patient experience, improving health outcomes, and reducing costs.

IntelliGen's collaboration with leading technology providers will significantly contribute to this initiative, bringing digitised healthcare and early intervention to the Middle East.

The founders of IntelliGen, Dr Walid Zaher, Magid Hassan Ahmed Idris, and Ms Sayed, bring a wealth of experience and deep roots in healthcare provision across multiple continents. Their extensive experience working with and in governments throughout the Middle East will be instrumental in delivering a solution that meets the region's unique needs. Their combined expertise and commitment to innovation will foster a healthier future for Saudi Arabia and beyond.

IntelliGen's target audience includes governments, healthcare providers, and the general population across the Middle East. The Company's solutions are designed to be cost-effective and scalable, allowing for rapid deployment across large populations. By leveraging technology, IntelliGen aims to provide proactive care solutions at population scale, addressing the region's unique healthcare needs.

IntelliGen is reshaping the healthcare landscape in the Middle East with a digitised data-driven ecosystem that enhances patient care and research and boosts overall healthcare efficiency. In the face of Saudi Arabia's high chronic disease rates, IntelliGen's pioneering approach offers a beacon of hope and a path towards a healthier future.

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

Press Release October 19, 2023

About Advanced Health Intelligence Ltd:

At AHI, our mission is transcendent, bridging the gap between decades of authoritative research and modern technology to present the world's premier biometric health assessment tool accessible via mobile devices. Central to our ethos is the principle of risk identification. We pride ourselves on our precision in highlighting potential health risks, channelling this vital information seamlessly to adept professional parties. By facilitating these timely insights, we empower professionals to make informed evaluations, laying down pathways for potential treatments and interventions.

AHI's prowess in risk identification wasn’t built overnight it is anchored in a legacy of research from the world's foremost institutions and organisations like the World Health Organization, International Diabetes Foundation, CDC, and many more. These institutions, revered for their exhaustive research, have provided AHI with a foundation of peer-reviewed and engaged medical protocols, which AHI has digitised.

It's imperative to note that while AHI stands on the shoulders of these giants, our uniqueness lies in our approach. We haven't just adopted the research we've transformed it. By meticulously digitising vast repositories of scientific knowledge, we've crafted a dynamic platform. Further amplifying our platform's capabilities is its synergy with advanced sensors and computational strengths of contemporary mobile devices, creating an unmatched tool for risk identification in critical health domains.

AHI is not just a tool it's a revolution. We've fused groundbreaking technology with decades of esteemed scientific findings, offering users around the world a cutting-edge health assessment right at their fingertips. Our vision is clear: to reshape health evaluations through the power of digital innovation, making preventative and informed care accessible to all.

For more information, please visit: www.ahi.tech

The Board of Advanced Health Intelligence Ltd has approved this announcement.

For more information, contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

Press Release October 19, 2023

Cautionary Note Regarding Forward-Looking Statements:

This news release contains information or statements that constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "potential" and similar expressions, or that events or conditions "will," "would," "may," "could" or "should" occur.

Forward-looking information may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, milestones, strategies, and outlook of Advance Health Intelligence, and includes statements about, among other things, future developments and the future operations, strengths, and strategies of Advance Health Intelligence. Forward-looking information is provided for the purpose of presenting information about management's current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements should not be read as guarantees of future performance or results.

The forward-looking statements made, or perceived to be made, in this news release are based on management's assumptions and analysis and other factors that may be drawn upon by management to form conclusions and make forecasts or projections, including management's experience and assessments of historical trends, current conditions and expected future developments. Although management believes that these assumptions, analysis, and assessments are reasonable at the time the statements contained in this news release are made, actual results may differ materially from those projected in any forward-looking statements. Examples of risks and factors that could cause actual results to materially differ from forward-looking statements may include: the timing and unpredictability of regulatory actions; regulatory, legislative, legal or other developments with respect to its operations or business; limited marketing and sales capabilities; early stage of the industry and product development; limited products; reliance on third parties; unfavorable publicity or consumer perception; general economic conditions and financial markets; the impact of increasing competition; the loss of key management personnel; capital requirements and liquidity; access to capital; the timing and amount of capital expenditures; the impact of COVID-19; shifts in the demand for Advanced Health Intelligence's products and the size of the market; patent law reform; patent litigation and intellectual property; conflicts of interest; and general market and economic conditions.

The forward-looking information contained in this news release represents the expectations of Advance Health Intelligence as of the date of this news release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. Advance Health Intelligence undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech